UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-33746

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2024 AND ENDING 03/31/2026
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: E. Barnes & Company dba Pacific Investment Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21 Sovereign Way
(No. and Street)

Hutchinson Island	FL	34949
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank Lardino	(954) 304-4708	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Ste 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Lardino ______________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of E. Barnes & Company dba Pacific Investment Securities Corporation ______________, as of July 14, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of FL
county of St Lucie
On this 14th day of July 2026
before me personally appeared
Frank Lardino who produced
FL DL as identification.
[signature]

NANCY E. FAJANS
Notary Public, State of Florida
Commission# HH 256048
My comm. expires July 18, 2026

Signature: [signature]

Title: PRESIDENT

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended March 31, 2026

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 3
FINANCIAL STATEMENTS 5
    STATEMENT OF FINANCIAL CONDITION 5
    STATEMENT OF INCOME 6
    STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY 7
    STATEMENT OF CASH FLOWS 8
    NOTES TO FINANCIAL STATEMENTS 9
    SCHEDULE 1 14
    SCHEDULE 2 15
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 16



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of E. Barnes & Company, dba Pacific Investment Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E. Barnes & Company, dba Pacific Investment Securities Corporation ("the Company") as of March 31, 2026, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in Schedule 1 Computation of Net Capital and Schedule 2 Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as E. Barnes & Company, dba Pacific Investment Securities Corporation's auditor since 2023.
Walnut Creek, California
July 10, 2026

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
FINANCIAL STATEMENTS
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2026

ASSETS

Cash and cash equivalents	$14,560
Accounts receivable from Clearing Firm	1,958
Accounts receivable	1,281
Total Assets	$17,799

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$0
Total current liabilities	0

STOCKHOLDER'S EQUITY

Common stock; $0.01 par value: 250,000 shares authorized, 75 shares issued and outstanding	1
Preferred stock; $0.01 par value: 25,000 shares authorized, 0 shares issued and outstanding	0
Additional paid in capital	7,499
Retained earnings	10,299
Total stockholder's equity	17,799
Total Liabilities and Stockholder's Equity	$17,799

The accompanying notes are an integral part of these financial statements

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2026

REVENUE	
Commissions earned	$60,180
12b-1 fees	13,873
Sale of investment company shares	1,294
Other (margin rebates, trailing commissions)	2,404
Interest	6
Total revenue	77,757
OPERATING EXPENSES	
Clearing costs	22,600
Commissions expense	20,350
Rent and parking	2,400
Regulatory fees	2,532
Taxes and licenses	100
Office supplies, printing and postage	6,051
Telephone	4,490
Professional services	14,925
Total operating expenses	73,448
Income (loss) from operations	4,309
Provision for Taxes	(150)
Net income (loss)	$4,159

The accompanying notes are an integral part of these financial statements.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2026

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2025	$1	$7,499	$6,140	$13,640
Net income (loss) for year ended March 31, 2026			4,159	4,159
Balance at March 31, 2026	$1	$7,499	$10,299	$17,799

The accompanying notes are an integral part of these financial statements.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2026

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (loss)	$4,159
Change in operating assets and liabilities	
Receivables from clearing firm	198
Accounts receivable	2,817
Accounts payable	(3,809)
Net cash and cash equivalents used by operating activities	3,365
Cash and cash equivalents at beginning of year	11,195
Cash and cash equivalents at end of year	$14,560

Supplemental disclosure of cashflow information:

Interest paid	$0
Taxes paid	$150

The accompanying notes are an integral part of these financial statements.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
March 31, 2026

1. THE ORGANIZATION

E. Barnes & Company dba: Pacific Investment Securities Corporation, an Oregon securities brokerage firm with offices in Portland, Oregon, was incorporated on February 15, 1985. The Company is a member of the Securities Exchange Commission, the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A) Cash

For purposes of reporting cash flows, cash and cash equivalents include cash and a ninety day short term certificate of deposit of $10,150 maturing June 16, 2026.

B) Revenue Recognition

Significant Judgements
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company. The Company believes that the performance obligation is satisfied on the settlement date because that is when the risks and rewards of ownership of the securities have been finalized.

12b-1 Fees
The Company also earns minor trailing commissions and is responsible for minor ongoing client relations duties, which are recorded in those periods as the services are performed.

Sale of investment company shares. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the trade date and variable are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

C) Receivables

Receivables consist of commissions receivable from broker dealers which are considered fully collectible.
There is no allowance made against the collectibles in these financial statements.

D) Clearing Firm

The Company conducts business on a fully disclosed basis with respect to its retail brokerage transactions, which are cleared by another broker-dealer. The Company also engages in mutual fund distributions (see Note 1B and exemption report for additional information).

E) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2026, the Company had net capital and net capital requirements of $16,518 and $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 for that year.

3. RELATED PARTY TRANSACTION

The Company operates its primary office from the corporate owner's house. The owner is not compensated for providing this benefit. The Company leases an alternative office location on a month to month basis not subject to ASC 842. Total rent paid for the year ended March 31, 2026 was $2,400 for the Company's alternative office location.

4. INCOME TAXES

The Company at March 31, 2026 has a Federal tax loss carryforward of $1,518 and a state tax loss carryforward of $12,796. The deferred tax benefit of $319 for federal purposes and deferred state tax of $845 has been recognized as an asset in these financial statements, but management has provided a 100% valuation allowance against these assets, due to the uncertainty of its future use within the carryforward period.

The provision for income taxes consists of the following:

	Current Expense	Deferred Tax Asset	Valuation Allowance (100%)	Balance at March 31, 2026
Federal	0	319	(319)	$0
State	150	845	(845)	150
	$150	$1,164	(1,164)	$150

The Company is no longer subject to federal or state examinations by taxing authorities for years prior to March 2024, generally for three years after they were filed.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on which the financial statements were available to be issued and noted no events requiring recognition or disclosure.

7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU").

For the year ending March 31, 2026, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

8. SEGMENT REPORTING

The Company follows Accounting Standards Update 2023-07- Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit and loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is president of the Company.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
SCHEDULE 1

COMPUTATION OF NET CAPITAL
March 31, 2026

Stockholder's equity from statement of financial condition	$17,799
Nonallowable assets – Accounts Receivable	(1,281)
Net Capital	$16,518
Computation of net capital requirement	
Minimum net capital required	$0
Minimum dollar net capital requirement	$5,000
Excess net capital	$11,518
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$0
Total aggregate indebtedness	$0
Ratio: Aggregate indebtedness to net capital	0.00 to 1

There was no material difference between the computation of net capital under Rule 1 5c3-1 and the computation shown here as of March 31, 2026 and the net capital as most recently filed by E. Barnes & Company dba Pacific Investment Securities Corporation on Form X-17A-5.

.

See report of independent registered accounting firm.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
SCHEDULE 2

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission for year ended March 31, 2026.

Not applicable – See the accompanying Exception Report.

See report of independent registered accounting firm.



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of E. Barnes & Company, dba Pacific Investment Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) E. Barnes & Company, dba Pacific Investment Securities Corporation ("the Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) the Company stated that the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) securities transactions via subscriptions on a subscriber way basis where the funds are payable to the issuer and not to the Company, (2) advisory services. The Company (1) did not directly or indirectly receive, hold, or owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

E. Barnes & Company, dba Pacific Investment Securities Corporation's management is responsible for compliance with the exemption provisions and the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 10, 2026

E. BARNES & COMPANY, dba PACIFIC INVESTMENT SECURITIES CORP.

EXEMPTION REPORT
For the Year Ended March 31, 2026

E. BARNES & COMPANY, dba PACIFIC INVESTMENT SECURITIES CORP. (the "Company")
is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities
and Exchange Commission (17 C.F.R. $240 17a-5, "reports to be made by certain brokers
and dealers"). This Exemption Report was prepared as required by 17 C.F.R. $240.17a-
5(d)(1) and (4). To the best its knowledge and belief, the Company states the
following.

The Company claimed an exemption from 17 C.F.R. $240.15c3-3 under the
following provisions of 17 C.F.R. $240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. $240.15c3-3
(k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because tht Company's
other business activities contemplated by the footnote 74 of SEC Release
No. 34-70073 adopting amendments to 17 C.F.R. $240.17a-5 are limited to
(1) Securities Transactions via subscription on a subscriber way basis where
the funds are payable to the issuer and not the Company, (2) advisory services.
The Company (1) did not directly or indirectly receive, hold or owe funds or
securities for or to customers, (other than money or other consideration
received and promptly transmitted in compliance with paragraph (a) or (b)(2)
of rule 15c2-4 and/or funds received and promptly transmitted for affecting
transactions on a subscription way basis where the funds are payable to the
issuer or its agent and not to the Company,(2) did not carry accounts of or
for customers; and (3) did not carry PAB accounts as defined in rule 15c3-3)
throughout the most recent fiscal year without exception.

E. BARNES & COMPANY, dba PACIFIC INVESTMENT SECURITIES CORP.

I, Edward B Haessler swear (or affirm) the to the best knowledge and belief,
this Exemption Report is true and correct.

Edward B Haessler

JULY 8, 2026



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3880 tel
(925) 476-9930 efax
www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of Audit Committee
of Pacific Investment Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2026. Management of Pacific Investment Securities Corporation (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2026. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2026 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2026, noting an understatement of $3,275;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting an understatement of $7,208;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting a $6 overstatement which offsets the differences noted in #2 and #3 above.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2026. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUTANCY CORPORATION
Walnut Creek, California
July 10, 2026

GENERAL ASSESSMENT FORM

For the fiscal year ended 3/31/2026

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	SEC No.
E BARNES & CO	8-33746

For the fiscal period beginning 4/1/2025 and ending 3/31/2026

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 74,482.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 74,482.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 1,289.00	
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 15,397.00	
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 16,686.00

37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 3/31/2026

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 57,796.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 86.00
9	Current overpayment/credit balance, if any			$ 232.00
10	General assessment from last filed 2026 SIPC-6 or 6A		$ 36.00	
11	a Overpayment(s) applied on all 2026 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 36.00		
	c All payments applied for 2026 SIPC-6 and 6A(s)	$ 0.00		
	d Add lines 11a through 11c		$ 36.00	
12	**LESSER** of line 10 or 11d.			$ 36.00
13	a Amount from line 8		$ 86.00	
	b Amount from line 9		$ 232.00	
	c Amount from line 12		$ 36.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			($ 182.00)
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 0.00
16	Overpayment/credit carried forward (if applicable)			($ 182.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-33746	DEA: FINRA	2026	Mar

MEMBER NAME E BARNES & CO

MAILING ADDRESS PO BOX 946
LAKE OSWEGO, OR 97034

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

E BARNES & CO
(Name of SIPC Member)

EDWARD BARNES HAESSLER
(Authorized Signatory)

5/3/2026
(Date)

ebarnesandco@yahoo.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.